TATE & LYLE AND BIOHARVEST REACH KEY MILESTONE IN NEXT-GENERATION SWEETENER DEVELOPMENT PROGRAMME

Progress demonstrates that BioHarvest’s Botanical Synthesis™ platform is capable of producing the targeted next-generation sweetening solution

Vancouver, British Columbia and Rehovot, Israel – October 8, 2026 – Tate & Lyle PLC (Tate & Lyle), a global leader in ingredient solutions for healthier food and beverages, and BioHarvest Sciences Inc. (NASDAQ: BHST) (TASE: BHST) (BioHarvest), today announced an important milestone in their next-generation sweetener development programme.

The programme has demonstrated that BioHarvest’s Botanical Synthesis™ platform is capable of producing the targeted next-generation sweetening solution.

This achievement marks continued positive progress in the collaboration, with both companies encouraged by the results achieved to date. Development activities continue to advance in line with expectations, providing further evidence of the promising capabilities of BioHarvest’s Botanical Synthesis™ platform and its potential to support innovative approaches to ingredient development.

Food and beverage manufacturers continue to seek a broader range of sweetening solutions that can support sugar and calorie reduction while delivering the taste and functionality consumers expect. New approaches to ingredient development have the potential to expand the tools available to manufacturers as they respond to different formulation needs across food and beverage categories.

BioHarvest’s Botanical Synthesis™ platform represents an innovative approach to ingredient development and production. It has the potential to support more sustainable access to valuable plant-derived ingredients by reducing dependence on traditional agricultural production methods. The approach could also improve consistency and supply reliability, while reducing some of the time, labour and natural resources required to produce certain ingredients.

The milestone builds on the expanded collaboration announced by Tate & Lyle and BioHarvest in May 2026 and reflects the continued advancement of the companies’ work together on sweetener innovation.

Susanna Palatucci, Vice President, Commercial Innovation and Strategy at Tate & Lyle, said: “Different food and beverage categories demand different balances of taste, nutrition, cost and labelling, which is why building a broader toolbox of solutions matters. This milestone further bolsters the potential of BioHarvest’s Botanical Synthesis™ platform and the role new approaches

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to ingredient development could play in helping us meet those varied customer needs across our portfolio.

“What makes technologies like this particularly interesting is their potential to open up new ways of accessing valuable ingredients, while also considering consistency, supply reliability and the responsible use of natural resources. We’re encouraged by the progress of the programme and what it could add to our science-led approach to sweetener innovation.”

Dr Zaki Rakib, Chief Executive Officer and Executive Chairman of BioHarvest Sciences, said: “The value of this collaboration goes beyond a single development programme. It is about exploring how Botanical Synthesis™ can open up new approaches to ingredient innovation, particularly where traditional production methods can be complex or resource-intensive.

“Working with Tate & Lyle brings together our platform with deep expertise in sweetening, formulation and customer needs. That combination is helping us build a clearer picture of where Botanical Synthesis™ can make a meaningful contribution to the future of sweetener development.”

ENDS

For media enquiries, contact: tateandlyle@citypress.co.uk

About Tate & Lyle PLC:

Supported by our 165-year history of ingredient innovation, we partner with customers to provide consumers with healthier and tastier choices when they eat and drink. We are proud that millions of people around the world consume products containing our ingredients and solutions every day.

Through our leading expertise in sweetening, mouthfeel and fortiﬁcation, we develop ingredients and solutions which reduce sugar, calories and fat, add ﬁbre and protein, and provide texture and stability to food and drink in categories including beverages, dairy, bakery, snacks, soups, sauces, and dressings.

Tate & Lyle recently acquired CP Kelco, a leading provider of pectin, speciality gums and other nature-based ingredients to create a leader in mouthfeel, significantly enhancing our solutions capabilities. Following this combination, we now have more than 5,000 employees working in around 75 locations in 38 countries, serving customers in more than 120 countries. Science, Solutions, Society is our brand promise and how we will achieve our purpose of Transforming Lives through the Science of Food. By living our purpose, we believe we can successfully grow our business and have a positive impact on society. We live our purpose in three ways, by supporting healthy living, building thriving communities, and caring for our planet.

Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. American Depositary Receipts trade under TATYY. For the year ended 31 March 2025, and on a pro forma basis which assumes for illustrative purposes that the combination with CP Kelco took place on 1 April 2024, revenue for the enlarged Tate & Lyle Group would have been £2.12 billion. For more information, please visit www.tateandlyle.com or follow Tate & Lyle on LinkedIn, X (Twitter), Facebook or YouTube.

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About BioHarvest Sciences Inc:

BioHarvest Sciences Inc. (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0) is a Botanical Synthesis company leveraging its proprietary technology platform to develop and manufacture plant-based compositions without growing the underlying plant. Through Botanical Synthesis, BioHarvest produces consistent, full-spectrum plant compound compositions designed for commercial use across consumer and partner applications, advancing BioHarvest’s mission to provide natural wellness at scale.

The Company is increasingly focused on applying its Botanical Synthesis capabilities as a Contract Development and Manufacturing Organization (CDMO), partnering with customers to develop, scale, and manufacture valuable plant-based compositions across multiple industries. BioHarvest combines plant-cell biology, process development, and scaled manufacturing to provide partners with a path from plant cells to commercially viable compositions.

BioHarvest also owns proprietary assets developed through its Botanical Synthesis platform, including VINIA®, its first consumer product from Botanical Synthesis and commercially established red-grape cell composition. These proprietary assets provide BioHarvest with additional opportunities for value creation while demonstrating the commercial capabilities of its technology platform.

To learn more, please visit www.bioharvest.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management's current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance that research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. There is no guarantee that the final product will be suitable for commercial purposes and that the Agreement will generate revenue. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company's SEC filings, available at http://www.sec.gov.

BioHarvest Sciences Contact:
Justin Meiklem
Head of Corporate Communications
1.778.686.3855
justin@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director
LifeSci Advisors
chuck@lifesciadvisors.com

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